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Exhibit 12.1

CONSOLIDATED EDISON, INC.

RATIO OF EARNINGS TO FIXED CHARGES
TWELVE MONTHS ENDED
(THOUSANDS OF DOLLARS)

	DECEMBER 1997	DECEMBER 1998	DECEMBER 1999	DECEMBER 2000	DECEMBER 2001
Earnings
Net Income for Common Stock	$694,479	$712,742	$700,615	$582,835	$682,242
Preferred Dividends	18,344	17,007	13,593	13,593	13,593
Income Tax	379,720	405,410	372,825	307,168	442,631

Total Earnings Before Federal Income Tax	1,092,543	1,135,159	1,087,033	903,596	1,138,466
Fixed Charges*	353,689	345,513	357,178	431,217	457,554

Total Earnings Before Federal Income Tax and Fixed Charges	$1,446,232	$1,480,672	$1,444,211	$1,334,813	$1,596,020

* Fixed Charges
Interest on Long-Term Debt	$306,109	$294,894	$305,879	$351,410	$384,422
Amortization of Debt Discount, Premium and Expense	12,049	13,777	13,514	12,584	12,526
Interest on Component of Rentals	18,448	18,442	17,720	17,697	18,783
Other Interest	17,083	18,400	20,065	49,526	41,823

Total Fixed Charges	$353,689	$345,513	$357,178	$431,217	$457,554

Ratio of Earnings to Fixed Charges	4.09	4.29	4.04	3.10	3.49

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CONSOLIDATED EDISON, INC. RATIO OF EARNINGS TO FIXED CHARGES TWELVE MONTHS ENDED (THOUSANDS OF DOLLARS)